SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 29, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

Interim Report January–September 2002

Telia AB (publ), SE-123 86 Farsta, Corp. Reg. No. 556103-4249, Registered office: Stockholm

Q3 in Brief

•	Underlying EBITDA improved 25 % to MSEK 4,281 (3,420). Substantially strengthened margin from 24 % to 30%

•	Strong free cash flow of MSEK 2,059

•	Restructuring of the Danish fixed network operations affected operating income by MSEK –3,072

•	Costs totaling MSEK 12,089 for restructuring and streamlining efforts, primarily within International Carrier and the Danish fixed network operations, impacted operating income, falling to MSEK –10,815 (2,745)

•	Net sales increased to MSEK 14,496 (14,431). Sales for comparable units increased 5%

•	The prospectus for the merger with Sonera was published on September 30, 2002

Review of Earnings

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jan-Dec
MSEK	2002	2001	2002	2001	2001

Net sales	14,496	14,431	42,727	42,226	57,196

Change in net sales (%)	0.5	7.0	1.2	6.8	5.8

Underlying EBITDA	4,281	3,420	11,249	9,782	12,915

Underlying EBITDA margin (%)	29.5	23.7	26.3	23.2	22.6

Depreciation, amortization and write-downs	-11,057	-2,775	-16,768	-7,690	-13,975

Items not reflecting underlying business operations	-3,997	-239	-4,801	62	384

Income from associated companies	-42	2,339	333	2,390	6,136

Operating income	-10,815	2,745	-9,987	4,544	5,460

Income after financial items	-10,964	2,491	-10,507	3,902	4,808

Net income	-10,118	1,900	-9,961	2,441	1,869

Basic and diluted loss/earnings per share (SEK)	-3.37	0.63	-3.32	0.81	0.62

Free cash flow	2,059	-1,527	2,674	-5,913	-6,506

Investments	1,956	5,965	6,646	15,578	20,735

of which CAPEX	1,783	5,630	5,896	12,864	17,713

Number of employees	16,244	22,509	16,244	22,509	17,149

Comments from Anders Igel, President and CEO of Telia

– The efficiency programs carried out during the year are beginning to yield positive results. It is gratifying to note that earnings, excluding restructuring costs and write-downs, showed substantial improvement during the quarter. The significant increase in the underlying EBITDA margin combined with reduced investments resulted in a sharp increase in free cash flow.

– During the third quarter, we have reviewed operations that did not show satisfactory earnings trends, specifically the international carrier operations, which we previously announced, and the fixed network operations in Denmark. We are now taking action to deal with operations that are a drain on Telia’s earnings. These actions have resulted in substantial costs for restructuring and write-downs, which explains the negative operating income.

– On September 30, we published the prospectus for the planned merger between Telia and Sonera and merger preparations are fully underway.

Telia Interim Report January-September 2002

Review of the Group

Underlying EBITDA margin reached 30 percent. Extensive streamlining costs impacted operating income

Net sales for the Telia Group increased 0.5 percent to MSEK 14,496 during the third quarter. Sales were affected by the extensive divestitures in 2001 as part of the Group’s refinement. Sales for comparable units increased 5 percent.

Demand remained good in all growth areas. During the third quarter, Mobile’s sales increased 12 percent; Internet Services’ sales increased 30 percent; and International Carrier’s sales increased 17 percent. Within Networks, sales fell 4 percent for comparable units due to the introduction of local carrier preselection in Sweden.

Net Sales and Margins by Quarter (MSEK)

Significantly improved underlying EBITDA

The program of ongoing efficiency-enhancing measures is starting to yield results. During the third quarter, underlying EBITDA climbed a full 25 percent to MSEK 4,281 and the margin improved from 24 to 30 percent.

Mobile’s margin increased from 26 to 31 percent; Internet Services improved its earnings 60 percent; and the increase for International Carrier was 58 percent. Weak development in Denmark led to a decreased margin within Networks, dropping from 38 percent to 35 percent. Underlying EBITDA in the Swedish fixed network operations improved and the margin was strengthened from 41 to 42 percent.

Distribution of Net Sales in Q3

Extensive restructuring and efficiency measures

The International Carrier business area and operations in Denmark have undergone an extensive review.

Looking forward, the International Carrier operations will be concentrated to wholesale sales of capacity, IP and voice to large customers on the profitable segments of Telia’s wholly owned network in Europe and across the Atlantic. The expected result of these measures is for the carrier operations to report positive cash flow on a monthly basis in 2003, adjusted for restructuring costs.

Telia’s Danish mobile and fixed network operations have so far had a negative impact on Telia’s earnings. The cable TV operations, including Internet Cable, have developed well with a positive contribution to EBITDA. Customer growth in the Danish mobile operations was good and the number of customers now totals 449,000. This means that the focus of the cable TV and mobile operations will be sustained.

The Danish fixed network operations and Internet services, including broadband over ADSL show unsatisfactory development, however, and Telia deems that the current focus will not lead to satisfactory profitability. For this reason, the operations are now being switched to focus on potentially profitable areas and the product range and operating costs will be cut by more than half. The objective is to attain positive underlying EBITDA at the end of 2003. The possibility of reaching this objective however, is greatly dependent on the regulatory developments in Denmark, among other factors.

To adapt the operations to the new focus and to streamline other operations in the Group, costs totaling MSEK 12,089 were incurred in the third quarter, of which MSEK 3,160 were for restructuring and MSEK 8,929 entailed write-downs.

Telia Interim Report January-September 2002

Depreciation, amortization, and write-downs in the third quarter totaled MSEK 11,057 (2,775). Write-downs totaled MSEK 8,112 (149) and mainly comprised write-downs of fixed assets in International Carrier and the fixed network operations in Denmark.

Items not reflecting underlying business operations totaled MSEK -3,997 (MSEK -239) and mainly referred to restructuring costs within International Carrier and the fixed network operations in Denmark, as well as capital gains within Holding. The item also included MSEK 159 from certain pension-related costs.

Income from associated companies totaled MSEK -42 (2,339). The comparative quarter was affected by capital gains of MSEK 3,034. Not including capital gains, income from associated companies improved by MSEK 645 in the third quarter 2002.

As a result of extensive write-downs and restructuring costs, operating income decreased to MSEK -10,815 (2,745) in the third quarter.

Financial items improved during the quarter to MSEK -149 (-254).

Income after financial items totaled MSEK -10,964 (2,491).

After minority stakes and a positive tax effect of MSEK 852 arising from a previously unutilized loss carry-forward, the net income reported for the third quarter was MSEK -10,118 (1,900).

Nine-month period

During the nine-month period, net sales advanced 1 percent compared with the same period in the preceding year. Sales for comparable units increased 6 percent.

Underlying EBITDA improved 15 percent to MSEK 11,249 (9,728).

Depreciation, amortization and write-downs totaled MSEK 16,768 (7,690), of which write-downs totaled MSEK 8,208 (149).

Items not reflecting underlying business operations totaled MSEK -4,801 (62) and consist of, in addition to restructuring costs and third quarter write-downs within International Carrier and the Danish fixed network operations, streamlining costs within other operations (MSEK 370), certain pension-related costs (MSEK 354), and a capital gain (MSEK 50).

Income from associated companies totaled MSEK 333 (2,390). Not including capital gains and write-downs, earnings showed an improvement of MSEK 2,151 during the nine-month period.

Operating income decreased to MSEK -9,987 (4,544).

Financial items totaled MSEK -520 (-642), resulting in income after financial items totaling MSEK -10,507 (3,902).

After minority stakes and a positive tax effect of MSEK 544 arising from a previously unutilized loss carry-forward, the net income reported was MSEK -9,961 (2,441).

Strong cash flow, sustained low debt/equity ratio

The substantial increase in underlying EBITDA and low level of investment generated strong free cash flow (cash flows from operating activities less CAPEX) of MSEK 2,059 in the quarter. This strong cash flow enabled the Group to reduce its net interest-bearing liabilities from MSEK 10,336 to MSEK 8,107 and the low debt/equity ratio was maintained despite significant restructuring provisions and write-downs.

	Sep 30,	Dec 31,	Dec 31,
MSEK	2002	2001	2000

Interest coverage ratio (multiple)	-6.4	3.0	7.3

Change in total assets (%)	-13.3	4.5	60.2

Asset turnover ratio (multiple)	0.48	0.46	0.54

Equity/assets ratio (%)	45.0	46.2	44.4

Capital employed	74,076	90,971	92,374

Net interest-bearing liability	8,107	10,661	20,235

Debt/equity ratio (multiple)	0.16	0.18	0.37

Reduced investments

Investments decreased 67 percent to MSEK 1,956 (5,965) in the third quarter due to lower investments in production facilities (CAPEX) in the Swedish fixed network, International Carrier and in the mobile networks.

Investments during the nine-month period totaled MSEK 6,646 (15,578), which represents a 57 percent decrease compared with the same period in the preceding year.

Continued staff cuts

         During the nine-month period, the number of Group employees decreased by 905 to 16,244.

Telia Interim Report January-September 2002

Publication of the prospectus for the merger with Sonera

On September 30, 2002, Telia published the prospectus for the merger with Sonera, along with instructions and terms and conditions for the exchange offer through which the merger will be effected. The exchange offer acceptance period commenced on October 7, 2002 and will end on November 8, 2002. The result of the offer is expected to be published on November 14, 2002.

Extraordinary meeting of shareholders

In connection with the planned merger with Sonera, an extraordinary meeting of Telia shareholders will be held on Monday, November 4, 2002 at 5:00 pm at Berwaldhallen in Stockholm, Sweden. Notice of the meeting was advertised in the newspapers on October 4.

Changes in Telia’s Management

Within Telia’s Group Management, Jörgen Latte was appointed as Acting CFO and Head of Corporate Financial Control on September 1, and Eva Lindqvist was appointed as head of the business area International Carrier on September 9. Marie Ehrling will be appointed as head of Telia’s Swedish operations on January 1, 2003. After the planned merger with Sonera, Ehrling will be responsible for the profit center TeliaSonera Sverige.

Review of Business Areas

Mobile – Strong improvement in profitability and continued customer growth

Mobile has developed positively during the quarter with a continued stream of customers, improved earnings and strengthened margins.

			Jan-	Jan-
	Jul-Sep	Jul-Sep	Sep	Sep
MSEK	2002	2001	2002	2001

Net sales	5,743	5,247	16,214	14,692

of which external	5,367	4,786	15,131	13,143

Underlying EBITDA	1,800	1,375	4,391	3,616

EBITDA margin (%)	31.3	26.2	27.1	24.6

Depreciation, amortization etc.	-1,036	-980	-2,875	-2,499

Items not reflecting underlying business operations	-38	-33	-386	-47

Income from associates	81	105	212	224

Operating income	807	467	1,342	1,294

Investments	633	2,100	2,012	3,307

of which CAPEX	633	1,835	1,761	3,027

Continued customer growth, increased use of SMS and increased traffic per customer in all Nordic markets contributed to a 12 percent increase in external net sales, to MSEK 5,367 in the third quarter, compared to the corresponding quarter of 2001. The number of customers during the quarter increased by 130,000 to 5,258,000, while the number of customers via service providers fell by 6,000 to 173,000.

Sales rose 15 percent to MSEK 15,131 for the nine-month period.

Volume growth combined with streamlining efforts in all Nordic operations led to a 31 percent improvement in underlying EBITDA, to MSEK 1,800, and the margin was strengthened to 31.3 (26.2) percent during the quarter.

Depreciation increased to MSEK 1,036 (980).

Items not reflecting underlying business operations totaled MSEK -38 (-33) and primarily refer to pension provisions in the Swedish operations.

Income from associated companies, of which the greater part refers to operations in the Baltic states and Russia, fell to MSEK 81 (105). The poorer result is due to the fact that the operations in Russia, after the formation of MegaFon, consist to a large part of start-up operations.

Operating income increased to MSEK 807 (467). Operating income for the nine-month period increased to MSEK 1,342 (1,294).

Investments decreased to MSEK 633 (2,100) and were primarily for capacity expansion in the Norwegian, Danish

Telia Interim Report January-September 2002

and Swedish networks. The high level of investment in the comparative year is attributable to the acquisition of a 3G license in Denmark (MSEK 1,170).

Continued customer growth and improved profitability in Sweden

In Sweden, external net sales in mobile telephony rose 4 percent to MSEK 2,820. At the same time, the price level fell 4 percent due to reduced interconnect fees.

The number of GSM customers during the quarter increased by 57,000 to 3,401,000 and the number of customers via service providers increased by 2,000 to 89,000.

The average traffic volume per customer and month rose to 135 minutes (131).

SMS climbed 24 percent and 134 million messages were sent during the quarter.

Reduced interconnect fees and an increased share of prepaid customers led to a drop in the average revenue per user (ARPU), to SEK 293 (303).

Churn was 13 percent compared with 11 percent during the second quarter 2002.

Increased traffic per customer and cost-cutting measures resulted in a 6 percent improvement in underlying EBITDA, to MSEK 1,518, and the margin increased to 48.4 (46.3) percent.

Telia’s and Tele2’s jointly owned network company, Svenska UMTS-nät AB, signed a loan agreement with a group of banks for SEK 11 billion in loans and credit on current account for the 3G buildout in Sweden. The buildout and financing of the UMTS network in Sweden is proceeding according to plan.

A GPRS service, Telia GPRS LAN-access, was introduced during the quarter. The service targets businesses with employees who need to access information in the company’s internal systems when they are away from the office.

Two new subscription types for businesses were also launched: Work for voice services and Executive for voice and data services.

On October 1, 2002, Telia further reduced its interconnect fee in the GSM network from SEK 0.92 to SEK 0.88 per minute. The price for the HomeRun broadband service was also reduced.

Continued growth and improved earnings in Norway

In Norway, external net sales in mobile telephony rose 25 percent to MSEK 1,484. The number of customers during the quarter increased by 26,000 to 1,022,000, while the number of customers via service providers fell by 8,000 to 84,000.

SMS growth remained strong. During the third quarter, 197 million messages were sent, up 47 percent from the same quarter of the preceding year.

Simple and attractive customer offers and an increased share of postpaid customers contributed to an increase in the traffic volume per customer per month to 169 (147) minutes and ARPU climbed to NOK 377 (341).

Underlying EBITDA climbed 48 percent to MSEK 629 and the margin improved to 41.6 percent (35.4). This improvement in earnings is attributable to customer growth, increased traffic volume and streamlining efforts.

Strong sales growth in Denmark

In Denmark, external sales in mobile telephony rose 62 percent to MSEK 250. The increase was mainly attributable to customer growth. Sales of mobile subscriptions have continued to be successful and the number of customers increased during the quarter by 36,000 to 449,000.

During the third quarter, a total of 58 million SMS messages were sent, a jump of nearly 300 percent. There was also a slight improvement in traffic volume per user and ARPU.

Underlying EBITDA improved to MSEK -119 (-128).

Most of the investments made during the quarter referred to the expansion of the GSM 900 network, which is expected to be completed during the year.

Sales growth and reduced deficit in Finland

In the Finnish market, external sales for mobile telephony jumped 34 percent to MSEK 235 compared with the same quarter of 2001. The number of customers rose by 12,000 to 247,000. Prepaid customers represented the greater part of this growth.

SMS increased 29 percent.

Underlying EBITDA improved to MSEK -34 (-95), partly due to the fact that a greater part of the traffic is now carried in Telia’s own network as a result of the roaming agreement with Suomen 2G.

Telia has committed to selling its mobile operations in Finland as stipulated by the EU in its approval of the merger with Sonera.

Telia Interim Report January-September 2002

Growth in the Baltic states and Russia

The associated companies in Russia and the Baltic states continued to show positive development and the total number of customers surged 635,500 to 3,814,000 during the quarter. The customer growth was primarily attributable to the Russian operations.

Business solutions, telephony

External net sales for telephony in Business Solutions totaled MSEK 408 and underlying EBITDA improved to MSEK -21 (-73).

Reduced losses in other business

For other operations, which mainly include mobile portals, shops and radio contracting, external net sales fell 17 percent to MSEK 170. The decline is chiefly attributable to retail operations. Reduced costs for the portal business resulted in an improvement in underlying EBITDA to MSEK -158 (-184).

Internet Services — Stronger market position in broadband

Within Internet Services, external net sales rose 30 percent to MSEK 1,034 during the third quarter compared with the same quarter of 2001. The increase is attributable to continued demand for broadband access, greater demand for TV services and higher prices. The average price level climbed 7 percent during the quarter.

			Jan-	Jan-
	Jul-Sep	Jul-Sep	Sep	Sep
MSEK	2002	2001	2002	2001

Net sales	1,046	765	3,057	2,337

of which external	1,034	797	3,027	2,325

Underlying EBITDA	-92	-229	-406	-747

EBITDA margin (%)	-8.8	-29.9	-13.3	-32.0

Depreciation, amortization etc.	-124	-108	-493	-281

Items not reflecting underlying business operations	-19	-15	-116	-24

Income from associates	-33	-9	-51	-36

Operating income	-268	-361	-1,066	-1,088

Investments	67	129	303	672

of which CAPEX	68	129	274	605

Sales for the nine-month period increased 30 percent.

Telia’s Internet services continued to report weak development. Third quarter sales fell to MSEK 30 (31). This was attributable to weak demand, primarily for content services (portal services) and payment services. The operations also reported weak profitability.

The range of services is being restructured in order to create a service portfolio with solid long-term growth and sustainable profitability. Telia is also concentrating greater efforts on developing accesses and related value-added services such as VOIP and other types of communications-related services, an area where Telia has high expertise and a strong market position with over 1.2 million Internet access customers.

The changed focus means that payment services and certain content services are being phased out in Sweden. The hosting services Telia Instant Web and Telia Webbhotell were closed during the quarter. Certain Internet services will also be phased out in Denmark. Systems and platforms related to Internet services were written down by MSEK 12 in the third quarter.

The sustained strong stream of customers within broadband access, price changes and streamlining efforts improved underlying EBITDA to MSEK -92 (-229) compared with the same quarter of 2001. During the nine-month period underlying EBITDA improved to MSEK -406 (-747).

Depreciation, amortization and write-downs rose to MSEK 124 (108) and include, write-downs on Internet services systems and platforms totaling MSEK 12.

Under items not reflecting underlying business operations, MSEK 12 was reported in restructuring costs, including provisions for redundant personnel.

Income from associated companies totaling MSEK -33 (-9) refer to Marakanda and include a third quarter write-down totaling MSEK 24.

Operating income improved to MSEK -268 (-361). Operating income for the nine-month period totaled MSEK -1,066 (-1,088).

Investments decreased to MSEK 67 (129). This decline was attributable to reduced investment needs in the cable TV business, as property owners are now taking over a large part of the network investments.

Internet accesses

Sales of Internet accesses jumped 45 percent to MSEK 665. During the quarter, the number of ADSL customers increased by 15,000 to 279,000 and the number of customers with Internet Cable increased by 9,000 to 134,000.

Demand for broadband access was strongest in the business segment where primarily smaller companies choose Internet-based solutions over traditional data communications.

Telia Interim Report January-September 2002

During the quarter, Telia strengthened its market position in broadband within the Swedish business segment in which Telia now has 50 percent of the market. At the same time, Telia maintained its 55 percent market share in broadband in the consumer segment.

During the third quarter, demand for dial-up Internet services also grew after having stagnated somewhat earlier in the year. The number of customers grew by 14,000 during the quarter and is currently on a par with the third quarter of 2001. The sales increase is largely attributable to the launch of Telia Internet för Alla, an access service that was well received, particularly among young customers.

Several other new product launches were successful during the quarter. For small and medium-size businesses, Telia has developed an IPX that enables companies to integrate IP telephones, analog telephones, fax machines and modems in a single network solution. A new type of fixed Internet access, ProLane Light, was also developed for small and medium-size companies.

Several major deals were finalized during the quarter. An agreement was signed with SEB for the delivery of a virtual private network. Fixed access solutions (ProLane) were sold to several municipalities.

Cable TV

Increased sales of cable TV connections, higher payments from property owners in the Swedish market and a price increase for cable TV in Denmark resulted in a 14 percent increase in external net sales in the cable TV business, to MSEK 336. During the quarter, the number of cable TV customers increased 21,000 to 1,591,000. The number of digital TV customers remained largely unchanged, which is in line with the market trend.

In Sweden, the total number of cable TV customers was 1,403,000 at the end of the period.

In Denmark, 188,000 customers were connected directly via cable and approximately 440,000 indirectly via parabolic antenna connections.

The cable TV operations in Sweden, Com Hem, will be divested as stipulated by the EU for its approval of the planned merger with Sonera.

International Carrier — New strategic focus will yield positive cash flow 2003

Weaker growth in broadband, delayed 3G buildout and insolvency among several carriers resulted in dramatic and turbulent developments in the carrier market with slowed growth, increased risk and lower asset value in the industry. Considering these developments, Telia has decided to change the strategic direction for International Carrier and to restructure the operations. A restructuring provision of MSEK 2,825 was made in the third quarter.

			Jan-	Jan-
	Jul-Sep	Jul-Sep	Sep	Sep
MSEK	2002	2001	2002	2001

Net sales	1,378	1,283	3,868	3,361

of which external	1,176	1,003	3,264	2,630

Underlying EBITDA	-255	-614	-873	-1,181

EBITDA margin (%)	-18.5	-47.9	-22.6	-35.1

Depreciation, amortization etc.	-5,457	-135	-5,868	-305

Items not reflecting underlying business operations	-3,649	1	-3,650	0

Income from associates	0	0	0	0

Operating income	-9,361	-748	-10,391	-1,486

Investments	222	1,620	660	3,880

of which CAPEX	222	1,643	660	3,880

The changed market conditions also led Telia to write down the book value of the fixed assets by MSEK 6,131 in the third quarter.

The measures now being taken are expected to result in a positive cash flow for the carrier operations on a monthly basis during 2003, adjusted for restructuring costs, while Telia retains the possibility to take part of future market growth within IP and broadband.

Concentration on the profitable segments of the network

Looking forward, the operations will be concentrated to wholesale sales of capacity, IP and voice to large customers on the profitable segments of Telia’s wholly owned network in Europe and across the Atlantic.

Telia will also offer secure transport of Internet traffic at competitive prices by continuing to operate its IP network and maintain peering points (connection points to other operators ´ networks) in Europe and the United States.

Phase-out of unprofitable operations

The new focus entails a restructuring of the operations. The restructuring will be completed at the end of 2003 and includes the following steps, among others:

•	Phase-out of operations in Asia

Telia Interim Report January-September 2002

•	Phase-out of sales of domestic voice through resellers in the United Kingdom

•	Phase-out of the co-location business

•	Freezing domestic network services in the United States

•	Centralizing sales, administration and customer services functions to Sweden.

The restructuring will greatly reduce the number of offices and technical facilities as well as lead to reduced operation and maintenance costs and leased lines.

The purpose is to reduce the current staffing of 800 employees by more than half.

The total cost of the restructuring is estimated at approximately SEK 3.5 billion, for which provisions of MSEK 2,825 were made in the third quarter.

Increased sales in all product areas

Third-quarter external net sales rose 17 percent, compared with the corresponding period in the preceding year. Sales were good in all three main product areas.

Capacity and IP sales increased 11 percent and voice sales increased 27 percent. The sales growth is attributable to good order intake, primarily during the second quarter, due to the fact that several competing carriers were forced to exit the market. Order intake tapered off somewhat towards the end of the quarter.

Sales for the nine-month period increased 24 percent compared with the same period in the preceding year.

Improved underlying EBITDA

Increased net sales led to further improvement in underlying EBITDA to MSEK -255, compared with MSEK -614 in the third quarter 2001. Compared with the second quarter 2002, the improvement in earnings was MSEK 32.

Depreciation, amortization and write-downs climbed to MSEK 5,457 (135). The write-down of fixed assets in the third quarter totaled MSEK 6,131, of which MSEK 5,307 burdened the item depreciation, amortization and write-downs and refer to unutilized network sections and technical facilities.

Items not reflecting underlying business operations totaled MSEK -3,649 (1) and include the provision of MSEK 2,825 for close-downs or partial phase-outs of technical facilities, offices and regeneration and amplifier sites as well as redundant personnel, and also includes the MSEK 824 write-down of infrastructure and network capacity acquired from other operators.

The write-down of fixed assets and the restructuring provision led to decreased operating income totaling MSEK -9,361 (-748). Operating income for the nine-month period totaled MSEK -10,391 (-1,486).

Customer-driven investments

Investments decreased during the quarter to MSEK 222 (1,620) and primarily referred to equipment for expanding capacity in the wholly owned network due to increased customer demand.

Networks – Continued improvement in earnings in Sweden. Focus-shift in Denmark

External net sales in Networks fell 8 percent to MSEK 6,615 in the third quarter compared with the third quarter 2001. Sales for comparable units fell 4 percent. This decrease was mainly due to declining revenues in the Swedish retail market.

			Jan-	Jan-
	Jul-Sep	Jul-Sep	Sep	Sep
MSEK	2002	2001	2002	2001

Net sales	8,093	8,229	24,732	24,742

of which external	6,615	7,183	20,403	21,472

Underlying EBITDA	2,832	3,129	8,440	8,759

EBITDA margin (%)	35.0	38.0	34.1	35.4

Depreciation, amortization etc.	-4,307	-1,345	-7,128	-3,877

Items not reflecting underlying business operations	-378	-99	-641	-58

Income from associates	-32	-624	74	-3,530

Operating income	-1,885	1,061	745	1,294

Investments	649	1,869	2,709	5,155

of which CAPEX	649	1,830	2,706	4,692

Sales for the nine-month period decreased 5 percent. Price levels remained largely unchanged during the period.

Underlying EBITDA fell to MSEK 2,832 (3,129) during the quarter. The weaker earnings are attributable to losses in the Danish operations. The Danish fixed network operations were reviewed during the quarter in order to value their assets and determine a new focus.

Looking forward, the operations will be concentrated to the transport capacity offer and voice services for both consumers and business customers. This means that the product range and operating costs will be cut by more than half. In conjunction with the review and the new focus, the value of current assets was written down by MSEK 353, the value of fixed assets was written down by MSEK 2,786, and a provision of MSEK 286 was made for restructuring costs. The action program is expected to entail additional restructuring costs of approximately MSEK 185-250 in the fourth quarter 2002. The objective is to attain positive underlying EBITDA at the end of 2003. The possibility of reaching this objective is greatly dependent

Telia Interim Report January-September 2002

on the regulatory developments in Denmark, among other factors.

In Sweden, underlying EBITDA improved to MSEK 3,245 (3,137) despite lower net sales. The improvement in earnings is attributable to reduced costs for sales and product development in the retail business and lower maintenance and installation costs in the wholesale business.

Within Networks, depreciation and write-downs increased to MSEK 4,307 (1,345) in the third quarter. The increase is primarily attributable to the MSEK 2,786 write-down of fixed assets in Denmark.

Items not reflecting underlying business operations totaled MSEK -378 (-99). Costs for ongoing streamlining measures in the Swedish operations, including provisions for redundant personnel, totaled MSEK 21 and costs for restructuring the Danish operations totaled MSEK 286.

Income from associated companies improved to MSEK -32 (-624) as Netia and Eircom/Comsource no longer burden earnings.

Losses in Denmark caused operating income to drop to MSEK -1,885 (1,061) in the third quarter.

Operating income for the nine-month period totaled MSEK 744 (1,294) as losses in Denmark were largely offset by the fact that Eircom/Comsource did not burden income from associated companies.

Investments dropped off to MSEK 649 (1,869) during the third quarter, contributing to significantly improved cash flow.

Retail market

Sales in the retail market declined 8 percent to MSEK 5,543 due to decreased market shares in Swedish fixed telephony. The greatest drop was in local calls due to the carrier preselect reform introduced in February 2002.

Reduced market shares led call revenues for fixed telephony in Sweden to drop 12 percent to MSEK 1,989 during the quarter. Sales dropped in network capacity, data communications and IT services compared with the same quarter 2001. Sales increased, however, for premium services including Caller ID and Telesvar voicemail for consumers and Advance services for business customers.

The number of telephone subscriptions in Sweden dropped by 11,000 to 5,594,000. The number of ISDN channels also fell as more and more customers switch from ISDN to ADSL/LAN.

The Danish retail market also reported somewhat lower sales.

Wholesale market

Sales in the wholesale operations climbed 23 percent comparatively. The increase was mainly attributable to increased sales of interconnect traffic and network capacity in Sweden.

Demand for broadband connections remained strong. Third quarter deliveries of ADSL/LAN connections totaled 28,000, of which 13,000 were to service providers outside Telia. As the period drew to a close, there were 379,000 customers connected to Telia’s broadband network through ADSL/LAN solutions.

In Denmark, sales fell 28 percent due to weaker demand for network capacity from other operators and service providers.

Reported sales for the wholesale operations fell 9 percent to MSEK 1,072 due to the fact that the installation material purchased by the subcontractor Swedia Networks are no longer reported as sales in Skanova.

Holding

Telia Holding is responsible for the Group’s investments outside of Telia’s core businesses. Telia Holding comprises a number of consolidated businesses, including Finans/Credit, Sergel Kredittjänster, Division Satellit, Division Offentlig Telecom, Promotor, Overseas, including Suntel, as well as several associated companies, including Slottsbacken, INGROUP, Drutt Corp, Telefos, AUCS, Infonet Services and COOP Bank.

Extensive divestitures in 2001 along with the closing down of Vimera (customer training) and Time (accounting services) during the second quarter 2002 as well as ongoing phase-outs of operations within Division Satellit resulted in reduced net sales, while underlying EBITDA and the margin improved.

			Jan-	Jan-
	Jul-Sep	Jul-Sep	Sep	Sep
MSEK	2002	2001	2002	2001

Net sales	458	1,649	1,378	8,889

of which external	243	624	704	2,525

Underlying EBITDA	142	20	345	150

EBITDA margin (%)	31.0	1.2	25.0	1.7

Depreciation, amortization etc.	-115	-185	-355	-661

Items not reflecting underlying business operations	137	-902	36	-861

Income from associates	-53	2,872	123	5,758

Operating income	111	1,805	149	4,386

Investments	239	240	710	2,610

of which CAPEX	67	186	244	706

For the remaining operations, external net sales fell during the third quarter to MSEK 243 (277) while underlying EBITDA increased to MSEK 142 (130). The drop in sales is

Telia Interim Report January-September 2002

attributable to the consulting company Promotor and Sun-tel, while underlying EBITDA mainly improved within Promotor and Sergel Kredittjänster.

Depreciation fell to MSEK 115 (185) due to divestitures/-phase-outs of operations.

Items not reflecting underlying business operations totaled MSEK 137 (-902) and consisted mainly of a capital gain of MSEK 145 from the sale of Telia’s remaining 9 percent holding in the Orbiant Group to Flextronics. Divestiture decisions made during the third quarter led to additional redundancies, and provisions for restructuring costs of MSEK 12 were made.

Income from associated companies totaled MSEK -53 (2,872). Capital gains affected earnings by MSEK 9 compared with MSEK 3,047 in the comparative quarter.

Operating income totaled MSEK 111 (1,805).

Investments totaled MSEK 239 (240). MSEK 129 referred to loan conversion to shareholder contributions in AUCS, MSEK 55 to Finans/Credit’s leasing operations, MSEK 22 to network investments in Suntel and MSEK 33 to shareholder contributions in COOP Bank.

Outlook 2002

Telia’s efforts aimed at developing and streamlining its core businesses began to yield results in the third quarter. In the coming quarter, we expect the costs of planned marketing activities to have a slowing effect on earnings.

Our focus on reducing investments has been successful, though we are planning to raise our level of investment somewhat in the fourth quarter.

Stockholm, October 25, 2002

Anders Igel
President and CEO

Auditors’ Review Report

We have made a review of this interim report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit.

Nothing has come to our attention that indicates that this interim report fails to comply with the requirements of the Swedish Securities Exchange Act and International Accounting Standards (IAS).

Stockholm, October 25, 2002

Ernst & Young AB Torsten Lyth Authorized Public Accountant	Gunnar Widhagen Authorized Public Accountant	Filip Cassel Authorized Public Accountant

Financial Information	Questions regarding content:	Reports may be ordered via:

Year-end Report 2002 February 3, 2003	Telia AB, Investor Relations SE-123 86 Farsta, Sweden Tel. +46 (0)8 713 1000 Fax +46 (0)8 713 6947 www.telia.com, Investor Relations	Tel. +46 (0)8 713 7143 Fax +46 (0)8 604 5472 www.telia.com, Investor Relations

Telia Interim Report January-September 2002

Consolidated Income Statements

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Oct 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Sep 2002	2001	2000

Net sales	14,496	14,431	42,727	42,226	57,697	57,196	54,064

Costs of production	-8,972	-9,432	-27,316	-27,433	-40,318	-40,435	-33,028

Gross income	5,524	4,999	15,411	14,793	17,379	16,761	21,036

Sales, administrative, and R&D expenses	-4,287	-4,272	-13,291	-12,596	-18,638	-17,943	-16,326

Other operating revenues and expenses, net	-12,010	-321	-12,440	-43	-11,891	506	8,493

Income from associated companies	-42	2,339	333	2,390	4,079	6,136	-1,197

Operating income	-10,815	2,745	-9,987	4,544	-9,071	5,460	12,006

Net financial revenues and expenses	-149	-254	-520	-642	-530	-652	-289

Income after financial items	-10,964	2,491	-10,507	3,902	-9,601	4,808	11,717

Income taxes	852	-573	544	-1,421	-952	-2,917	-1,447

Minority interests	-6	-18	2	-40	20	-22	8

Net income	-10,118	1,900	-9,961	2,441	-10,533	1,869	10,278

Loss/earnings per share, basic (SEK)	-3.37	0.63	-3.32	0.81	-3.51	0.62	3.50

Loss/earnings per share, diluted (SEK)	-3.37	0.63	-3.32	0.81	-3.51	0.62	3.50

Quarterly Data

	2002			2001				2000

MSEK	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net sales	14,496	14,346	13,885	14,970	14,431	14,203	13,592	14,540	13,487

Underlying EBITDA	4,281	3,587	3,381	3,133	3,420	3,014	3,348	3,790	3,180

Items not reflecting underlying business operations	-3,997	-827	23	322	-239	271	30	6,937	-116

Income from associates	-42	363	12	3,746	2,339	208	-157	-370	-759

EBITDA	242	3,123	3,416	7,201	5,520	3,493	3,221	10,357	2,305

Depreciation, amortization and write-downs	-11,057	-3,004	-2,707	-6,285	-2,775	-2,505	-2,410	-2,427	-2,099

Operating income	-10,815	119	709	916	2,745	988	811	7,930	206

Income after financial items	-10,964	-78	535	906	2,491	909	502	7,658	267

Net income	-10,118	30	127	-572	1,900	250	291	7,408	172

Earnings per share, basic (SEK)	-3.37	0.01	0.04	-0.19	0.63	0.08	0.10	2.47	0.06

Earnings per share, diluted (SEK)	-3.37	0.01	0.04	-0.19	0.63	0.08	0.10	2.47	0.06

Operating cash flow	2,108	1,472	-865	9,171	4,745	3,158	-3,026	3,486	-25,923

Investments	1,956	2,637	2,053	5,157	5,965	5,954	3,659	10,311	16,745

of which CAPEX	1,783	2,091	2,022	4,849	5,630	3,666	3,568	7,185	3,369

of which acquisitions	173	546	31	308	335	2,288	91	3,126	13,376

Telia Interim Report January-September 2002

Condensed Consolidated Balance Sheets

	Sep 30,	Sep 30,	Dec 31,	Dec 31,
MSEK	2002	2001	2001	2000

Assets

Intangible fixed assets	27,273	28,439	26,816	25,198

Tangible fixed assets	37,041	49,449	47,314	43,807

Financial fixed assets	19,473	18,934	20,784	22,335

Total fixed assets	83,787	96,822	94,914	91,340

Inventories, etc.	348	854	636	773

Receivables	23,325	32,170	23,521	29,072

Short-term investments	1,985	345	7,602	178

Cash and bank	1,919	948	1,518	1,352

Total current assets	27,577	34,317	33,277	31,375

Total assets	111,364	131,139	128,191	122,715

Equity and liabilities

Shareholders’ equity	50,526	61,884	59,885	55,988

Minority interests	290	1,536	204	320

Provisions for pensions and employee contracts	1,514	2,529	2,358	3,525

Deferred tax liability, other provisions	13,557	9,109	10,749	7,826

Total provisions	15,071	11,638	13,107	11,351

Long-term loans	14,113	25,984	25,193	20,876

Short-term loans	8,083	5,825	3,931	13,166

Non-interest-bearing liabilities	23,281	24,272	25,871	21,014

Total liabilities	45,477	56,081	54,995	55,056

Total equity and liabilities	111,364	131,139	128,191	122,715

Condensed Consolidated Cash Flow Statements and Changes in Net Interest-bearing Liability

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Oct 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Sep 2002	2001	2000

Cash flow before change in working capital	3,088	2,400	8,357	7,049	11,580	10,272	9,589

Change in working capital	745	716	177	-1,123	1,444	144	563

Cash flow from operating activities	3,833	3,116	8,534	5,926	13,024	10,416	10,152

Cash flow from investing activities	-1,725	1,629	-5,819	-1,049	-1,138	3,632	-37,121

Operating cash flow	2,108	4,745	2,715	4,877	11,886	14,048	-26,969

Cash flow from financing activities	-1,425	-5,021	-7,960	-5,426	-9,142	-6,608	26,818

Cash flow for the period	683	-276	-5,245	-549	2,744	7,440	-151

Cash and cash equivalents, opening balance	3,027	1,207	8,923	1,437	949	1,437	1,575

Cash flow for the period	683	-276	-5,245	-549	2,744	7,440	-151

Exchange rate differences in cash and cash equivalents	-41	18	-9	61	-24	46	13

Cash and cash equivalents, closing balance	3,669	949	3,669	949	3,669	8,923	1,437

Net interest-bearing liability, opening balance	10,336	19,069	10,661	20,235	15,769	20,235	7,527

Change in net borrowings	-1,949	-2,801	-1,710	-3,470	-6,647	-8,407	12,429

Change in pension provisions	-280	-499	-844	-996	-1,015	-1,167	279

Net interest-bearing liability, closing balance	8,107	15,769	8,107	15,769	8,107	10,661	20,235

Telia Interim Report January-September 2002

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Sep 30,	Sep 30,	Dec 31,	Dec 31,
MSEK	2002	2001	2001	2000

Opening balance	59,885	55,988	55,988	32,893

Change of accounting principles (IAS 39)	–	-342	-342	–

Adjusted opening balance	59,885	55,646	55,646	32,893

Dividend	-600	-1,501	-1,501	-1,470

New share issue	–	–	–	12,750

Underwriting expenses after tax posted directly to equity	16	–	-16	-231

Transactions with outside parties	-16	-128	-155	-82

Share of earnings in companies previously outside the Group	–	–	–	29

Differences arising from translation of foreign operations	1,128	5,787	4,268	2,127

Fair value measurement of securities available for sale	15	-21	143	–

Gains/losses on instruments used to hedge cash flow	51	102	114	–

Differences after tax on forward contracts used for equity hedge	8	-442	-483	-306

Net income for the period	-9,961	2,441	1,869	10,278

Closing balance	50,526	61,884	59,885	55,988

Business Area Breakdown

July-September 2002 or September 30, 2002

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	5,743	1,046	1,378	8,093	-1,764	458	14,496

External net sales	5,367	1,034	1,176	6,615	304	243	14,496

Underlying EBITDA	1,800	-92	-255	2,832	-4	142	4,281

Depreciation, amortization & write-downs	-1,036	-124	-5,457	-4,307	-133	-115	-11,057

Items not reflecting underlying business operations	-38	-19	-3,649	-378	87	137	-3,997

Income from associated companies	81	-33	0	-32	-58	-53	-42

Operating income	807	-268	-9,361	-1,885	-108	111	-10,815

Operating capital	36,509	905	426	24,927	-4,294	2,134	58,473

of which Segment assets	42,275	2,179	8,688	33,965	8,654	6,777	95,761

of which Segment liabilities	-5,766	-1,274	-8,262	-9,038	-12,948	-4,643	-37,288

Equity participations in associates	2,993	0	0	2,526	2,880	2,880	8,399

Investments	633	67	222	649	385	239	1,956

of which CAPEX	633	68	222	649	211	67	1,783

Number of employees	4,371	1,420	784	7,399	2,270	1,465	16,244

Average number of full-time employees	4,470	1,377	785	7,300	2,288	1,478	16,220

Telia Interim Report January-September 2002

July-September 2001 or September 30, 2001 (restated)

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	5,247	765	1,283	8,229	-1,093	1,649	14,431

External net sales	4,786	797	1,003	7,183	662	624	14,431

Underlying EBITDA	1,375	-229	-614	3,129	-241	20	3,420

Depreciation, amortization & write-downs	-980	-108	-135	-1,345	-207	-185	-2,775

Items not reflecting underlying business operations	-33	-15	1	-99	-93	-902	-239

Income from associated companies	105	-9	0	-624	2,867	2,872	2,339

Operating income	467	-361	-748	1,061	2,326	1,805	2,745

Operating capital	36,647	1,680	11,506	29,380	-1,187	3,185	78,026

of which Segment assets	43,676	2,867	17,386	40,324	8,316	8,275	112,569

of which Segment liabilities	-7,029	-1,187	-5,880	-10,944	-9,503	-5,090	-34,543

Equity participations in associates	2,564	30	0	2,299	3,727	3,727	8,620

Investments	2,100	129	1,620	1,869	247	240	5,965

of which CAPEX	1,835	129	1,643	1,830	193	186	5,630

Number of employees	5,029	1,272	730	7,897	7,581	6,832	22,509

Average number of full-time employees	4,791	1,199	653	7,585	11,436	10,656	25,664

January-September 2002 or September 30, 2002

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	16,214	3,057	3,868	24,732	-5,144	1,378	42,727

External net sales	15,131	3,027	3,264	20,403	902	704	42,727

Underlying EBITDA	4,391	-406	-873	8,440	-303	345	11,249

Depreciation, amortization & write-downs	-2,875	-493	-5,868	-7,128	-404	-355	-16,768

Items not reflecting underlying business operations	-386	-116	-3,650	-641	-8	36	-4,801

Income from associated companies	212	-51	0	74	98	123	333

Operating income	1,342	-1,066	-10,391	745	-617	149	-9,987

Operating capital	36,509	905	426	24,927	-4,294	2,134	58,473

of which Segment assets	42,275	2,179	8,688	33,965	8,654	6,777	95,761

of which Segment liabilities	-5,766	-1,274	-8,262	-9,038	-12,948	-4,643	-37,288

Equity participations in associates	2,993	0	0	2,526	2,880	2,880	8,399

Investments	2,012	303	660	2,709	962	710	6,646

of which CAPEX	1,761	274	660	2,706	495	244	5,896

Number of employees	4,371	1,420	784	7,399	2,270	1,465	16,244

Average number of full-time employees	4,470	1,377	785	7,300	2,288	1,478	16,220

Telia Interim Report January-September 2002

January-September 2001 or September 30, 2001 (restated)

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	14,692	2,337	3,361	24,742	-2,906	8,889	42,226

External net sales	13,143	2,325	2,630	21,472	2,656	2,525	42,226

Underlying EBITDA	3,616	-747	-1,181	8,759	-665	150	9,782

Depreciation, amortization & write-downs	-2,499	-281	-305	-3,877	-728	-661	-7,690

Items not reflecting underlying business operations	-47	-24	0	-58	191	-861	62

Income from associated companies	224	-36	0	-3,530	5,732	5,758	2,390

Operating income	1,294	-1,088	-1,486	1,294	4,530	4,386	4,544

Operating capital	36,647	1,680	11,506	29,380	-1,187	3,185	78,026

of which Segment assets	43,676	2,867	17,386	40,324	8,316	8,275	112,569

of which Segment liabilities	-7,029	-1,187	-5,880	-10,944	-9,503	-5,090	-34,543

Equity participations in associates	2,564	30	0	2,299	3,727	3,727	8,620

Investments	3,307	672	3,880	5,155	2,564	2,610	15,578

of which CAPEX	3,027	605	3,880	4,692	660	706	12,864

Number of employees	5,029	1,272	730	7,897	7,581	6,832	22,509

Average number of full-time employees	4,791	1,199	653	7,585	11,436	10,656	25,664

January-December 2001 or December 31, 2001 (restated)

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	19,830	3,305	4,632	34,065	-4,636	10,680	57,196

External net sales	17,857	3,288	3,652	29,159	3,240	3,072	57,196

Underlying EBITDA	4,705	-970	-1,569	11,710	-961	265	12,915

Depreciation, amortization & write-downs	-3,385	-606	-3,589	-5,422	-973	-886	-13,975

Items not reflecting underlying business operations	-49	-28	-1	-71	533	-209	384

Income from associated companies	361	-45	0	-2,363	8,183	8,233	6,136

Operating income	1,632	-1,649	-5,159	3,854	6,782	7,403	5,460

Operating capital	36,499	1,401	8,652	30,795	-7,197	287	70,150

of which Segment assets	42,810	2,810	14,074	39,525	8,151	1,296	107,370

of which Segment liabilities	-6,311	-1,409	-5,422	-8,730	-15,348	-1,009	-37,220

Equity participations in associates	3,061	22	0	3,488	3,356	3,356	9,927

Investments	4,979	903	5,037	7,129	2,687	2,744	20,735

of which CAPEX	4,341	836	5,037	6,767	732	788	17,713

Number of employees	4,813	1,369	777	7,910	2,280	1,576	17,149

Average number of full-time employees	4,857	1,257	671	7,693	10,501	9,729	24,979

Telia Interim Report January-September 2002

Geographic Segment Breakdown

January-September 2002 or September 30, 2002

		Other Nordic	Baltic	Rest of	Rest of
MSEK	Sweden	countries	Region	Europe	world	Group

External net sales	33,471	6,941	168	1,461	686	42,727

Depreciation, amortization & write-downs	-6,900	-5,471	-23	-3,843	-531	-16,768

Income from associated companies	-192	1	133	194	197	333

Operating income	2,947	-5,319	117	-6,906	-826	-9,987

Operating capital	18,562	32,769	5,161	-595	2,576	58,473

of which Segment assets	45,045	38,030	5,287	3,867	3,532	95,761

of which Segment liabilities	-26,483	-5,261	-126	-4,462	-956	-37,288

Equity participations in associates	772	-1	5,017	461	2,150	8,399

Investments	3,987	1,825	47	739	48	6,646

of which CAPEX	3,618	1,821	47	368	42	5,896

Number of employees	12,733	2,513	189	355	454	16,244

Average number of full-time employees	12,576	2,619	194	354	477	16,220

January-September 2001 or September 30, 2001

		Other Nordic	Baltic	Rest of	Rest of
MSEK	Sweden	countries	Region	Europe	world	Group

External net sales	34,338	5,858	103	1,202	725	42,226

Depreciation, amortization & write-downs	-5,309	-1,988	-16	-169	-208	-7,690

Income from associated companies	2,919	-19	-2,047	-1,159	2,696	2,390

Operating income	8,514	-1,567	-2,065	-2,289	1,951	4,544

Operating capital	25,976	35,505	5,150	7,757	3,638	78,026

of which Segment assets	52,179	40,278	5,263	10,139	4,710	112,569

of which Segment liabilities	-26,203	-4,773	-113	-2,382	-1,072	-34,543

Equity participations in associates	793	-2	5,034	462	2,333	8,620

Investments	7,369	3,972	884	2,765	588	15,578

of which CAPEX	6,009	3,480	48	2,748	579	12,864

Number of employees	18,720	2,690	180	362	557	22,509

Average number of full-time employees	21,487	2,982	177	423	595	25,664

January-December 2001 or December 31, 2001

		Other Nordic	Baltic	Rest of	Rest of
MSEK	Sweden	countries	Region	Europe	world	Group

External net sales	46,348	8,113	133	1,667	935	57,196

Depreciation, amortization & write-downs	-7,975	-2,788	-23	-2,920	-269	-13,975

Income from associated companies	5,497	-22	-1,923	-246	2,830	6,136

Operating income	12,403	-2,483	-1,967	-4,474	1,981	5,460

Operating capital	24,218	34,289	5,623	5,647	373	70,150

of which Segment assets	48,862	39,549	5,807	8,919	4,233	107,370

of which Segment liabilities	-24,644	-5,260	-184	-3,272	-3,860	-37,220

Equity participations in associates	557	-3	5,508	1,568	2,297	9,927

Investments	10,122	5,136	1,271	3,661	545	20,735

of which CAPEX	8,668	4,752	83	3,611	599	17,713

Number of employees	13,365	2,739	196	352	497	17,149

Average number of full-time employees	20,922	2,880	201	411	565	24,979

Telia Interim Report January-September 2002

Selected Explanatory Notes to the Financial Statements

Items Not Reflecting Underlying Business Operations

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Oct 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Sep 2002	2001	2000

Phase-out of operations (excluding depreciation, amortization and write-downs)	-3,939	-510	-4,127	-510	-4,095	-478	–

Personnel redundancy costs	-45	–	-370	–	-370	–	–

Certain pension-related items	-159	156	-354	314	-580	88	854

Initial public offering/integration expenses	–	–	–	–	–	–	-144

Capital gains/losses (excluding associates)	146	115	50	258	566	774	7,628

Total	-3,997	-239	-4,801	62	-4,479	384	8,338

Income from Associated Companies

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Oct 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Sep 2002	2001	2000

Core business	11	-533	210	-3,368	1,481	-2,097	301

Baltic states (Mobile/Networks)	47	45	124	125	194	195	189

Netia (Networks)	0	-521	0	-2,443	-21	-2,464	-411

Comsource/Eircom (Networks)	-0	-87	151	-1,053	1,330	126	-933

Other	-36	30	-65	3	-22	46	1,456

Holding	-53	2,872	123	5,758	2,598	8,233	-1,498

Unisource/AUCS	-0	4	40	-106	-226	-372	1,445

Telia Overseas	17	54	273	2,655	412	2,794	-1,719

Eniro	-2	3,043	-3	3,423	2,626	6,052	185

Other	-68	-229	-187	-214	-214	-241	-1,409

Total	-42	2,339	333	2,390	4,079	6,136	-1,197

Long-lived Assets

	Intangible assets						Tangible assets

	Goodwill			Other intangibles

	Sep 30,	Dec 31,	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Sep 30,	Dec 31,	Dec 31,
MSEK	2002	2001	2000	2002	2001	2000	2002	2001	2000

Opening balance	24,686	23,935	1,143	2,130	1,263	1,003	47,314	43,807	33,318

Purchases	8	448	22,893	394	1,316	509	5,513	16,409	16,084

Operations acquired	–	–	19	–	–	40	–	1,291	2,431

Sales/discards	-4	–	-31	-18	-1	-23	-208	-875	-579

Operations divested	–	-396	-251	–	-86	-4	-2	-1,258	-387

Reclassifications	-2	-2	-10	269	-68	-76	-480	-620	54

Amortization, depreciation	-1,086	-1,375	-655	-322	-338	-212	-7,122	-8,825	-7,352

Write-downs, reversals of write-downs	-339	-28	-1	-41	-2	–	-7,869	-3,428	-36

CAPEX contribution from CATV customers	–	–	–	–	–	–	-1	6	21

Advances	–	–	–	–	–	–	-3	3	–

Exchange rate differences	1,608	2,104	828	-10	46	26	-101	804	253

Closing balance	24,871	24,686	23,935	2,402	2,130	1,263	37,041	47,314	43,807

Telia Interim Report January-September 2002

Cash Flow from Investing Activities

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Oct 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Sep 2002	2001	2000

Shares, participations & operations acquired	-227	-248	-572	-1,762	-1,051	-2,241	-30,841

Shares, participations & operations divested	106	4,331	1,144	9,991	6,784	15,631	9,325

Intangible & tangible fixed assets acquired	-1,774	-4,643	-5,860	-11,839	-10,943	-16,922	-15,997

Other investing activities, net	170	2,189	-531	2,561	4,072	7,164	392

Total	-1,725	1,629	-5,819	-1,049	-1,138	3,632	-37,121

Net Indebtedness

	Sep 30,	Sep 30,	Dec 31,	Dec 31,
MSEK	2002	2001	2001	2000

Long-term and short-term loans	22,196	31,809	29,124	34,042

Less: Interest-bearing financial assets	-7,309	-6,503	-7,510	-4,968

Interest-bearing receivables	-4,390	-10,773	-4,191	-10,834

Short-term investments, cash and bank	-3,904	-1,293	-9,120	-1,530

Total net borrowings	6,593	13,240	8,303	16,710

Provision for pensions	1,514	2,529	2,358	3,525

Total net interest-bearing liability	8,107	15,769	10,661	20,235

Gross Investments by Class of Asset

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Oct 2001-	Jan-Dec	Jan-Dec
MSEK	2002	2001	2002	2001	Sep 2002	2001	2000

Goodwill	4	82	8	535	-79	448	22,893

Other intangible assets	192	1,265	394	1,379	331	1,316	509

Real estate	4	96	21	193	97	269	552

Machinery and equipment	1,587	4,269	5,481	11,292	10,317	16,128	15,519

Fixed networks	682	1,801	2,308	3,436	5,894	7,022	4,115

Mobile networks	449	422	1,246	1,113	2,257	2,124	1,411

Other machinery and equipment	456	2,046	1,927	6,743	2,166	6,982	9,993

Shares and participations	169	253	742	2,179	1,137	2,574	8,269

Total	1,956	5,965	6,646	15,578	11,803	20,735	47,742

of which CAPEX	1,783	5,630	5,896	12,864	10,745	17,713	16,580

of which acquisitions	173	335	750	2,714	1,058	3,022	31,162

Telia Interim Report January-September 2002

Financial Instruments

	September 30, 2002		September 30, 2001		December 31, 2001
MSEK	Book value	Fair value	Book value	Fair value	Book value	Fair value

Equity participations in associates	8,399	7,400	8,620	10,969	9,927	9,682

Other holdings of securities	338	338	342	342	426	426

Other long- and short-term receivables	10,260	10,188	15,628	15,556	10,061	9,973

Short-term investments	235	235	344	344	197	197

Interest rate swaps received	656	656	248	248	673	673

Interest rate swaps paid	-647	-647	-249	-249	-646	-646

FX interest rate swaps received	12,189	12,189	8,527	8,527	12,629	12,629

FX interest rate swaps paid	-11,097	-11,097	-7,218	-7,218	-11,442	-11,442

Other currency derivatives	119	119	441	441	355	355

Total assets	20,452	19,381	26,683	28,960	22,180	21,847

Provisions for pensions	1,514	1,514	2,529	2,529	2,358	2,358

Long-term loans	14,158	14,570	26,792	27,254	25,543	25,890

Short-term loans	8,147	8,206	5,954	5,973	4,030	4,044

Interest rate swaps received	-1,555	-1,555	-1,729	-1,729	-1,970	-1,970

Interest rate swaps paid	1,659	1,659	1,757	1,757	2,062	2,062

FX interest rate swaps received	-1,802	-1,802	-7,847	-7,847	-1,840	-1,840

FX interest rate swaps paid	1,894	1,894	7,274	7,274	1,901	1,901

Other currency derivatives	71	71	671	671	430	430

Total liabilities	24,086	24,557	35,401	35,882	32,514	32,875

Less book value of:

- pensions	-1,514		-2,529		-2,358

- accrued interest	-305		-392		-602

- other currency derivatives	-71		-671		-430

Book value of interest-bearing liabilities	22,196		31,809		29,124
FX swaps/forward contracts (portfolio)

Purchases of foreign currency	15,218	15,218	15,217	15,217	19,972	19,972

Sales of foreign currency	9,753	9,753	18,252	18,252	14,030	14,030

Changes in Share Capital

	Number of	Par value,	Share capital,
	shares	SEK/share	KSEK

Share capital, Dec 31, 1999	8,800,000	1,000.00	8,800,000

Bonus issue, May 20, 2000	–	1,036.80	323,840

Split 324:1, May 20, 2000	2,842,400,000	3.20	–

New share issue, June 16, 2000	150,000,000	3.20	480,000

Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840

Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840

Share capital, Sep 30, 2002	3,001,200,000	3.20	9,603,840

Average Number of Shares

Period	Number

July-September 2002	3,001,200,000

After dilution	3,001,200,000

July-September 2001	3,001,200,000

After dilution	3,001,200,000

January-Sep 2002	3,001,200,000

After dilution	3,001,200,000

January-Sep 2001	3,001,200,000

After dilution	3,001,200,000

Oct 2001-Sep 2002	3,001,200,000

After dilution	3,001,200,000

January-Dec 2001	3,001,200,000

After dilution	3,001,200,000

January-Dec 2000	2,932,757,377

Telia Interim Report January-September 2002

Contingent Assets and Contingent Liabilities

	Sep 30,	Dec 31,
MSEK	2002	2001

Contingent assets	–	–

Collateral pledged

Shares in subsidiaries	92	82

Shares in associated companies	143	–

Blocked funds in bank accounts	96	9

Total	331	91

Contingent liabilities
Credit & performance guarantees, etc.	549	622

FPG/PRI	163	163

Total	712	785

Contractual Obligations

	Sep 30,	Dec 31,
MSEK	2002	2001

Tangible fixed assets	499	499

Indefeasible Rights of Use (IRU)	55	179

Associated & non-consolidated companies	131	274

Total	685	952

Deferred tax
	Sep 30,	Dec 31,
MSEK	2002	2001

Deferred tax liability	7,383	6,940

Deferred tax benefit (incl. valuation reserve)	-3,004	-1,490

Net deferred tax liability	4,379	5,450

Basis for Presentation

General. For the nine-month period ended September 30, 2002 and as in the year ended December 31, 2001, Telia’s consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS). This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

Accounting principles. The applied accounting principles, including the adoption of IAS 39 “Financial Instruments: Recognition and Measurement” as of January 1, 2001, are described in Telia’s Annual Report for 2001.

Discrepancies between Swedish GAAP and the accounting principles applied by Telia are discussed in a separate note.

Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (MSEK) and are based on the nine-month period ended September 30, 2002 for income statement items and as of September 30, 2002 for balance sheet items, respectively.

Restated accounts. Some adjustments of the Group’s business organization have been implemented during the nine-month period ended September 30, 2002. Hence, the business area figures in this report have been restated.

Recently published accounting standards. During 2001 the interpretations SIC-30 “Reporting Currency – Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests” were published, which are to be applied to accounting periods beginning January 1, 2002 or later. The interpretation SIC-32 “Intangible Assets – Web Site Costs” was issued on March 13, 2002 and became effective on March 25, 2002. Application of these interpretations has not entailed any changes to the comparative figures.

During 2000 IAS 41 “Agriculture” was published, which goes into effect on January 1, 2003. IAS 41 does not affect Telia’s operations.

Swedish GAAP

Differences in principles. Telia’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS). IAS deviates in certain respects from Swedish GAAP, primarily with respect to the reporting of financial instruments and the computation of pension liability and pension expense. The deviations are described in Telia’s Annual Report for 2001.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and shareholders’ equity as follows.

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jan-Dec
MSEK	2002	2001	2002	2001	2001

Net income under IAS	-10,118	1,900	-9,961	2,441	1,869

Financial instruments	12	-130	26	-142	-43

Pensions	-1,184	-448	-2,839	-978	-1,088

Deferred tax	329	123	788	275	317

Net income under Swedish GAAP	-10,961	1,445	-11,986	1,596	1,055

	Sep 30,	Sep 30,	Dec 31,
MSEK	2002	2001	2001

Shareholders’ equity under IAS	50,526	61,884	59,885

Financial instruments	56	347	126

Pensions	-2,694	255	145

Deferred tax	739	-207	-76

Shareholders’ equity under Swedish GAAP	48,627	62,279	60,080

Telia Interim Report January-September 2002

Changes in Group Composition

In the beginning of March, 2002, a group of lenders and the largest shareholders, including Telia, came to an agreement for a financial reconstruction of the Polish company Netia Holdings S.A. that primarily entails a conversion of the lenders’ claims to equity in the company. Telia currently owns 48 percent of the share capital in Netia. When all transactions have been completed, Telia’s shareholding will be approximately 3 percent.

On March 19, 2002, a Memorandum of Understanding was signed with the Indian company Bharti Tele-Ventures for the sale of Telia’s holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd.

On April 18, 2002, Telia sold its 40 percent stake in Comsource UnLtd to the other shareholder, the Dutch telecom operator KPN.

On July 1, 2002, Telia’s remaining 9 percent shareholding in the Orbiant Group was sold to the other shareholder Flextronics.

On March 26, 2002, Telia and the Finnish telecom operator Sonera Oyj announced plans to merge. On September 30, 2002, Telia issued the prospectus setting forth the terms and conditions of the Exchange Offer being made to all Sonera shareholders through which the merger between Sonera and Telia will be effected. The Exchange Offer acceptance period commenced on October 7, 2002 and will end on November 8, 2002. Telia offers 1.51440 Telia shares in exchange for each Sonera share, one new Telia warrant is offered in exchange for each Sonera warrant issued pursuant to Sonera’s 1999 and 2000 stock option programs and 0.30288 Telia ADSs are offered in exchange for each Sonera ADS (each Telia ADS will be equal to five Telia shares). The completion of the Exchange Offer is subject to certain conditions, including the condition that shares representing more than 90 percent of the shares and votes in Sonera (on a fully diluted basis) shall have been validly tendered and not withdrawn. The merger is conditional upon Telia’s current shareholders authorizing the Board of Directors to issue the new shares and warrants necessary to complete the Exchange Offer. Telia has therefore convened an Extraordinary General Meeting on November 4, 2002. Telia has applied for listing of the Telia share and certain warrants on the Helsinki Stock Exchange and to have the Telia ADSs quoted on NASDAQ in the United States.

Related Party Transactions

The Swedish State. The Telia Group’s services and products are offered to the Swedish state, its agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with Telia.

Likewise, Telia buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish state, its agencies, or state-owned companies represent a significant share of Telia’s net sales or income.

Like other operators whose business requires a permit from the state, Telia pays an annual fee to the National Post and Telecom Agency for the agency’s activities. As from January 1, 2002, the fee is equal to 1.57 thousandths of net sales in the operator’s business for which a permit is required. There are additional fees for the agency’s licensing activities under the Radio Communications Act and the Radio and Telecommunications Terminal Equipment Act.

Infonet. Telia owns a participating interest in the American company Infonet Services Corp. In the three-month period ended September 30, 2002, Telia sold services and products to Infonet worth MSEK 17 and purchased services and products worth MSEK 58. In the nine-month period ended September 30, 2002, Telia sold services and products to Infonet worth MSEK 29 and purchased services and products worth MSEK 219.

AUCS. Telia owns a participating interest in the Dutch company AUCS Communications Services. As of September 30, 2002, Telia had interest-bearing claims on AUCS of MSEK 154. In the nine-month period ended September 30, 2002, Telia sold services to AUCS worth MSEK 27.

Telefos. Telia owns 49 percent of the shares in Telefos AB. As of September 30, 2002, Telia had interest-bearing claims on the Telefos Group of MSEK 1,423 and had signed a limited supplementary guarantee of MSEK 150 for the credit-insured pension commitments of Telefos companies. In the three-month period ended September 30, 2002, Telia sold services and products worth MSEK 81 to the Telefos Group and bought services and products worth MSEK 568. In the nine-month period ended September 30, 2002, Telia sold services and products worth MSEK 295 and bought services and products worth MSEK 2,556. Some of the services purchased by Telia referred to construction of capital assets.

IN.     Telia holds an indirect participating interest in IN-GROUP Sweden AB (IN). In the three-month period ended September 30, 2002, Telia sold services and products worth MSEK 9 and bought services and products worth MSEK 33. In the nine-month period ended September 30, 2002, Telia sold services and products worth MSEK 38 and bought services and products worth MSEK 199.

Other. In addition to those specified, Telia buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Telia Interim Report January-September 2002

Non-cash Transactions

Vehicles. Telia leases vehicles through financial leasing, primarily from GE Capital. New acquisitions during the three-month period and the nine-month period ended September 30, 2002 entailed a non-cash investment of MSEK 7 and MSEK 31, respectively.

Infrastructure/capacity swaps. Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. As of September 30, 2002, Telia had, through non-cash swapping, net received infrastructure and network capacity with a book value of MSEK 24.

AUCS. Claims of MSEK 187 on the associated company AUCS Communications Services have been converted to shares in the company.

Dividend

The year 2001 dividend of SEK 0.20 per share, or a total of MSEK 600, was paid out on May 2, 2002.

Financial Risk Management

Foreign exchange risk. The Telia Group has a relatively limited operational need to net purchase foreign currency, primarily due to the settlement deficit in telephony traffic and import of materials.

Telia’s general policy is normally to hedge the majority of known operational transaction exposure up to 12 months into the future. Given an operational net transaction exposure equal to that of 2001, and provided that no hedging measures were taken, there would be a negative impact on Group earnings of approximately MSEK 30 on an annual basis if the Swedish krona weakened one percent against the transaction currencies.

Telia’s conversion exposure has increased due to the relatively fast growth of Telia’s operations outside of Sweden. Telia does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely-convertible foreign currency of a country with smoothly-functioning financial markets. As of September 30, 2002, the Group had no hedged conversion exposure.

Interest rate risk. Telia’s financial policy provides guidelines for fixing interest rates on loan debt relative to the average life of the loan. The Group’s policy is that the duration of loan debt should be from six months to four years. The general principle is to optimize interest rate risk from an overall Group perspective.

As of September 30, 2002, the Group had interest-bearing loans of approximately GSEK 22.2 with duration of approximately two years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately GSEK 10, assuming that existing loans maturing during that period are refinanced and after accounting for interest rate swaps. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately MSEK 380, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per September 30, 2002.

Approximately GSEK 7 was used during the first nine months of 2002 to amortize loans. During the third quarter of 2002, continuing uncertainty in the financial markets has led to considerable volatility in the relative interest rate spreads in the credit market for corporate borrowers, including telecom companies. The volatility is expected to continue in the near future.

Financing and liquidity risk. Telia is considered one of the most creditworthy telecommunications companies in Europe, which gives the Group good opportunities to finance operations using the financial markets.

In April 2002, the credit rating agency Standard & Poor’s downgraded its credit rating for Telia AB to A+ for long-term borrowing and to A-1 for short-term borrowing. Standard & Poor’s also put Telia’s rating on its watch list for possible downgrading in light of the bid on Sonera Oyj. Telia’s rating from the credit rating agency Moody’s is the highest possible, P-1, for short-term borrowing, while Telia’s rating from Moody’s for long-term borrowing is A1. Moody’s has also posted Telia’s rating on its watch list for possible downgrading.

Telia AB has a Revolving Credit Facility, i.e., confirmed loan commitments from a consortium of leading international banks, which constitutes a liquidity tool for the Group. At present, the loan commitment amounts to MUSD 1,000 or the equivalent value in certain other currencies. It was not utilized as of September 30.

Parent Company

         The parent company Telia AB, which is domiciled in Stockholm, comprises the Group’s Swedish operations in development and operation of fixed networks and basic production of network services. The parent company also includes Group executive management functions, certain support units and the Group’s internal banking operations.

Telia Interim Report January-September 2002

Net sales for the nine-month period were MSEK 17,300 (16,752), of which MSEK 14,244 (13,899) was invoiced to subsidiaries. Earnings before appropriations and taxes improved to MSEK -250 (-3,046). During the same period in 2001, the parent company’s shares in Netia were written down. Earnings after appropriations and taxes were MSEK 611 (-1,061). Equity was MSEK 33,322 (33,296 at year-end 2001), and retained earnings MSEK 9,824 (9,814).

The balance sheet total decreased to MSEK 79,011 (82,796 at year-end). Cash flow from operating activities was MSEK 7,489 (1,277), while operating cash flow was MSEK 840 (612). Net borrowings declined, to MSEK 26 (3,858 at year-end). Cash and cash equivalents totaled MSEK 2,394 (8,068 at year-end).

The equity/assets ratio (including the equity component of untaxed reserves) improved to 55.8 percent (54.0 percent at year-end 2001).

Total investments for the nine-month period amounted to MSEK 3,368 (7,885), including MSEK 2,423 (3,529) in tangible fixed assets, primarily fixed telephony installations. Other investments totaling MSEK 945 (4,356) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, MSEK 829 was provided through debt conversion.

The number of employees as of September 30, 2002, was 3,324 (3,150 at year-end 2001).

Telia Interim Report January-September 2002

Geographical Markets, Business Areas1)

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep		Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
MSEK	2002	2001	2002	2001	MSEK	2002	2001	2002	2001

Mobile

Mobile telephony, Sweden					Mobile telephony, Finland

Net sales	3,135	3,084	8,836	8,564	Net sales	240	175	702	470

of which external	2,820	2,715	7,916	7,418	of which external	235	175	694	456

Underlying EBITDA	1,518	1,429	3,995	3,833	Underlying EBITDA	-34	-95	-237	-265

EBITDA margin (%)	48.4	46.3	45.2	44.8	EBITDA margin (%)	-14.2	-54.3	-33.8	-56.4

Investments	154	448	744	952	Investments	32	94	179	217

Mobile telephony, Norway					Business solutions, telephony

Net sales	1,513	1,198	4,045	3,157	Net sales	502	386	1,501	1,343

of which external	1,484	1,190	3,997	3,135	of which external	408	347	1,402	1,086

Underlying EBITDA	629	424	1,641	1,034	Underlying EBITDA	-21	-73	-73	-92

EBITDA margin (%)	41.6	35.4	40.6	32.8	EBITDA margin (%)	-4.2	-18.9	-4.9	-6.9

Investments	308	214	736	501	Investments	6	8	17	13

Mobile telephony, Denmark

Net sales	298	187	744	554

of which external	250	155	626	482

Underlying EBITDA	-119	-128	-479	-347

EBITDA margin (%)	-39.9	-68.4	-64.4	-62.6

Investments	185	1,296	333	1,456

	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep		Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep
MSEK	2002	2001	2002	2001	MSEK	2002	2001	2002	2001

Internet Services					Networks

Sweden					Sweden

Net sales	886	644	2,577	1,996	Net sales	7,718	7,747	23,558	23,303

of which external	875	676	2,548	1,985	of which external	6,370	6,836	19,552	20,398

Underlying EBITDA	-93	-208	-401	-697	Underlying EBITDA	3,245	3,137	8,766	8,753

EBITDA margin (%)	-10.5	-32.3	-15.6	-34.9	EBITDA margin (%)	42.0	40.5	37.2	37.6

Investments	48	84	233	562	Investments	575	1,394	2,296	3,888

1)	For further information: www.telia.com, Investor Relations, Financial Information, External Net Sales per Business Area and Product Segment (specification).

Subscription Trends 1)

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
'000	2002	2002	2002	2001	2000	1999	1998	1997	1996

Mobile telephony, Sweden	3,540	3,484	3,459	3,439	3,257	2,638	2,206	1,935	1,745

Norway	1,022	996	985	970	850	–	–	–	–

Other Nordic countries	696	648	567	527	412	203	120	–	–

Internet,2) Sweden	1,078	1,044	1,028	992	738	604	440	231	106

of which broadband	342	322	288	245	51	6	1	–	–

Denmark	168	164	158	147	108	78	63	11	–

of which broadband	74	70	65	58	30	11	3	–	–

Cable TV, Sweden	1,403	1,384	1,389	1,378	1,358	1,348	1,330	1,308	1,291

Denmark	188	186	186	179	175	170	164	145	137

Fixed telephony, PSTN, Sweden	5,594	5,605	5,642	5,663	5,783	5,889	5,965	6,010	6,032

Denmark	255	256	244	264	232	209	160	86	12

ISDN channels, Sweden	900	905	921	922	838	630	424	244	129

1)	For further information: www.telia.com, Investor Relations, Financial Information, Operational Data

2)	Internet access via the fixed network and the cable television network

Telia Interim Report January-September 2002

Disclosure Obligation in Finland

Telia’s interim reports, year-end reports and annual reports as well as stock exchange releases in connection hereto which possibly will be published prior to the implementation of the combination of Telia and Sonera, will be published in Finland in English only. According to the prospectus published in connection with the exchange offer, it is the intention to publish the financial information in Finland also in Finnish and Swedish. Telia intends, however, to publish the financial information in Finnish and Swedish only after the combination of Telia and Sonera is completed.

The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act.

Telia prepares its consolidated financial statements in accordance with International Accounting Standards (IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IAS, relevant to Telia, are as follows.

Business combinations
 Under Finnish GAAP an acquisition paid through the issue of own shares does not require that the purchase price is determined based on the market value of the issued shares. IAS require that the purchase price is determined based on the market value of the issued shares which often results in the recognition of goodwill and other assets at consolidation and future depreciation and amortization of such amounts. Historically Telia has not issued own shares at acquisitions but the proposed acquisition of Sonera involves the issue of own shares.

Impairment of fixed assets and long-term investments
 IAS require that if future cash flows are used for recoverability tests these cash flows should be discounted. Finnish GAAP do not exactly define how recoverability tests should be performed.

Capitalization of interest cost relating to investments in associated companies
 Finnish GAAP allow the capitalization of interest costs relating to investments in associated companies if the associated company carries out construction activities that takes time to complete. IAS do not allow capitalization of interest costs relating to investments in associated companies.

Financial instruments
 Under Finnish GAAP, derivative financial instruments cannot be recorded at fair value. Under IAS, all derivatives are recorded in the balance sheet at fair value. The changes in the fair value of derivatives are recorded either in earnings or in a separate component of shareholders’ equity, depending on the intended use and designation of the derivative at its inception.

Under Finnish GAAP, investments in marketable securities should be recorded at the lower of cost or market value and the unrealized changes are recorded in the income statement as write-downs or reversals of write-downs. Under IAS, Telia reports all marketable securities classified as “available-for-sale” at fair value, and records the unrealized gains and losses as a separate component of shareholders’ equity, unless there is an impairment, in which case a write-down is recorded in the income statement.

Deferred taxes
 Finnish GAAP do not require the recognition of deferred tax assets for certain temporary differences even if it is apparent that the temporary differences reverses in the foreseeable future. IAS require the recognition of a deferred tax asset under such circumstances.

Telia Interim Report January-September 2002

Financial Information/Underlying EBITDA

         The financial information given in this interim report is based on Telia’s unaudited consolidated interim financial statements that are prepared in accordance with International Accounting Standards (IAS). This interim report includes information on “underlying EBITDA” and on other similar “underlying” measures of Telia’s results of operations. Underlying EBITDA equals operating income before depreciation, amortization and write-downs, net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, restructuring/phase-out of operations, personnel redundancy costs, and expenses in conjunction with the initial public offering in 2000. Telia’s management uses underlying EBITDA and operating income as the principal measures for monitoring profitability in internal operations. Management believes that, besides operating income, underlying EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, underlying EBITDA is presented to enhance the understanding of Telia’s historical operating performance.

         Underlying EBITDA, however, should not be considered as an alternative to operating income as an indicator of our operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

Forward-Looking Statements

         This interim report contains statements concerning, among other things, Telia’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent Telia’s future expectations. Telia believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including Telia’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of Telia and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Telia undertakes no obligation to update any of them in light of new information or future events.

Cautionary Disclaimer/Legend

         The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements
This document contains forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend
The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.